Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Declares Special Dividend and Announces Unaudited Results for the Fourth Quarter and Full Year Ended December 31, 2015

Macau, Thursday, February 18, 2016 – Melco Crown Entertainment Limited (Nasdaq: MPEL) (“Melco Crown Entertainment” or the “Company” or “we”), a developer, owner and operator of casino gaming and entertainment resort facilities in Asia, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Net revenue for the fourth quarter of 2015 was US$1,058.0 million, representing a decrease of approximately 6% from US$1,121.4 million for the comparable period in 2014. The decline in net revenue was primarily attributable to lower rolling chip revenues and mass market table games revenues in City of Dreams and Altira Macau, partially offset by the net revenue generated by Studio City and City of Dreams Manila, which started operations in October 2015 and December 2014, respectively.

Adjusted property EBITDA(1) was US$236.4 million for the fourth quarter of 2015, as compared to Adjusted property EBITDA of US$278.6 million in the fourth quarter of 2014. The 15% year-over-year decline in Adjusted property EBITDA was attributable to lower contribution from the group-wide rolling chip segment.

On a U.S. GAAP basis, net loss attributable to Melco Crown Entertainment for the fourth quarter of 2015 was US$12.3 million, or US$0.02 per ADS, compared with net income attributable to Melco Crown Entertainment of US$92.9 million, or US$0.17 per ADS, in the fourth quarter of 2014. The net loss attributable to noncontrolling interests during the fourth quarter of 2015 of US$65.6 million was related to Studio City and City of Dreams Manila.

Adjusted net income(2) attributable to Melco Crown Entertainment for the fourth quarter of 2015 was US$46.7 million, or US$0.09 per ADS, compared with adjusted net income attributable to Melco Crown Entertainment of US$123.3 million, or US$0.23 per ADS, in the fourth quarter of 2014.

Melco Crown Entertainment Limited

Incorporated in the Cayman Islands with limited liability

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “We delivered a strong set of operating and financial metrics in what is a still challenging environment in Macau, with our Macau-wide mass market table games revenues increasing on both a sequential and year-over-year basis in the fourth quarter of 2015.

“With the successful opening of our latest integrated resort, Studio City, we have further expanded our market share in Macau and increased our exposure to the more resilient and profitable mass market segments, a forward thinking strategy which we embarked on several years ago with the design and development of our flagship integrated resort, City of Dreams in Macau.

“Studio City’s unique Hollywood-theme and entertainment centric offering provides an ideal complement to our current portfolio of assets in Macau, particularly the premium-focused integrated resort, City of Dreams, enabling us to cater to a greater breadth of customers seeking a multi-dimensional leisure and tourism experience.

“Our position of leadership in developing Macau’s mass market and non-gaming amenities highlights our commitment to the ongoing evolution of Macau into the region’s leading destination for leisure and entertainment seekers, ensuring economic and employment diversification for Macau.

“In the Philippines, City of Dreams Manila continues to grow a more diversified revenue stream, with the continuing ramp of the rolling chip business complementing its mass market gaming and non-gaming segments. We remain confident in the long term success of the Philippines’ gaming market given the country’s anticipated economic growth and supportive demographics, together with an expanding and Government-supported inbound tourism market.

“Although we have not declared a quarterly dividend for the fourth quarter of 2015, on behalf of the Board, I am delighted to announce a special dividend of US$350 million, demonstrating the impressive cash flow generation from our high quality properties and our strong balance sheet, which has enabled us to return surplus capital to shareholders while continuing to invest in value accretive opportunities. Furthermore, as visibility regarding our operating and regulatory environment continues to improve, we remain committed to maximizing cash distributions to shareholders, which includes a review of our current dividend payout ratio of 30% of net income attributable to Melco Crown Entertainment.”

City of Dreams Fourth Quarter Results

For the quarter ended December 31, 2015, net revenue at City of Dreams was US$669.0 million compared to US$895.5 million in the fourth quarter of 2014. City of Dreams generated Adjusted EBITDA of US$192.2 million in the fourth quarter of 2015, representing a decrease of 25% compared to US$258.0 million in the comparable period of 2014. The decline in Adjusted EBITDA was primarily a result of lower rolling chip revenues and mass market table games revenues.

Rolling chip volume totaled US$10.2 billion for the fourth quarter of 2015 versus US$18.0 billion in the fourth quarter of 2014. The rolling chip win rate was 2.8% in both quarters ended December 31, 2015 and 2014. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop decreased to US$1,124.9 million compared with US$1,315.4 million in the fourth quarter of 2014. The mass market table games hold percentage was 37.1% in the fourth quarter of 2015 compared to 36.4% in the fourth quarter of 2014.

Gaming machine handle for the fourth quarter of 2015 was US$1,071.1 million, compared with US$1,351.1 million in the fourth quarter of 2014.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2015 was US$67.6 million, compared with US$71.5 million in the fourth quarter of 2014.

Altira Macau Fourth Quarter Results

For the quarter ended December 31, 2015, net revenue at Altira Macau was US$142.0 million compared to US$173.1 million in the fourth quarter of 2014. Altira Macau generated Adjusted EBITDA of US$9.7 million in the fourth quarter of 2015 compared with Adjusted EBITDA of US$14.2 million in the fourth quarter of 2014. The year-over-year decrease in Adjusted EBITDA was primarily a result of lower rolling chip revenues and mass market table games revenues.

Rolling chip volume totaled US$4.8 billion in the fourth quarter of 2015 versus US$8.1 billion in the fourth quarter of 2014. The rolling chip win rate was 3.3% in the fourth quarter of 2015 versus 2.6% in the fourth quarter of 2014. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$133.4 million in the fourth quarter of 2015, a decrease from US$174.7 million generated in the comparable period in 2014. The mass market table games hold percentage was 19.4% in the fourth quarter of 2015 compared with 18.4% in the fourth quarter of 2014.

Gaming machine handle for the fourth quarter of 2015 was US$7.7 million.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2015 was US$7.6 million compared with US$9.3 million in the fourth quarter of 2014.

Mocha Clubs Fourth Quarter Results

Net revenue from Mocha Clubs totaled US$32.0 million in the fourth quarter of 2015 as compared to US$32.8 million in the fourth quarter of 2014. Mocha Clubs generated US$6.4 million of Adjusted EBITDA in the fourth quarter of 2015 compared with US$6.5 million in the same period in 2014.

The number of gaming machines in operation at Mocha Clubs averaged approximately 1,200 in the fourth quarter of 2015, compared to approximately 1,300 in the comparable period in 2014. The reduction in gaming machines reported by Mocha Clubs was primarily due to the transfer of the reporting of one club to Altira Macau in 2015. The net win per gaming machine per day was US$281 in the fourth quarter of 2015, as compared with US$261 in the comparable period in 2014.

Studio City Fourth Quarter Results

Studio City started operations on October 27, 2015. For the quarter ended December 31, 2015, net revenue at Studio City was US$123.2 million. Studio City generated Adjusted EBITDA of US$12.6 million in the fourth quarter of 2015.

Mass market table games drop was US$365.3 million and the mass market table games hold percentage was 22.4% in the fourth quarter of 2015.

Gaming machine handle for the fourth quarter of 2015 was US$264.9 million.

Total non-gaming revenue at Studio City in the fourth quarter of 2015 was US$37.8 million.

City of Dreams Manila Fourth Quarter Results

For the quarter ended December 31, 2015, net revenue at City of Dreams Manila was US$80.9 million compared to US$7.6 million in the fourth quarter of 2014. City of Dreams Manila generated Adjusted EBITDA of US$15.5 million in the fourth quarter of 2015 compared to US$0.1 million in the comparable period of 2014. The year-over-year improvement in Adjusted EBITDA was primarily a result of full operation in the fourth quarter of 2015, since City of Dreams Manila started operations on December 14, 2014.

Rolling chip volume totaled US$1.3 billion for the fourth quarter of 2015. The rolling chip win rate was 2.1% in the fourth quarter of 2015. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop was US$106.3 million and the mass market table games hold percentage was 27.5% in the fourth quarter of 2015.

Gaming machine handle for the fourth quarter of 2015 was US$420.9 million. The number of gaming machines in operation at City of Dreams Manila averaged approximately 1,700 in the fourth quarter of 2015.

Total non-gaming revenue at City of Dreams Manila in the fourth quarter of 2015 was US$25.0 million, compared with US$1.7 million in the fourth quarter of 2014.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2015 were US$59.9 million, which mainly included interest income of US$3.1 million and interest expenses, net of capitalized interest, of US$44.1 million, US$14.0 million of other finance costs and US$7.0 million of costs associated with debt modification. We recorded US$19.2 million of capitalized interest during the fourth quarter of 2015, primarily relating to Studio City and the development of the fifth hotel tower at City of Dreams.

The year-on-year increase of US$20.8 million in net non-operating expenses was primarily due to lower capitalized interest in the current quarter and costs associated with debt modification arisen from the amendment of Studio City Project Facility.

Depreciation and amortization costs of US$130.0 million were recorded in the fourth quarter of 2015, of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.7 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of December 31, 2015 totaled US$2.7 billion, including US$0.7 billion of bank deposits with original maturity over three months and US$0.3 billion of restricted cash, primarily related to Studio City. Total debt at the end of the fourth quarter of 2015 was US$4.0 billion.

Capital expenditure for the fourth quarter of 2015 were US$198.2 million, which predominantly related to Studio City and various projects at City of Dreams, including the fifth hotel tower development.

Full Year Results

For the year ended December 31, 2015, Melco Crown Entertainment reported net revenue of US$4.0 billion versus US$4.8 billion in the prior year. The year-over-year decline in net revenue was primarily attributable to lower rolling chip revenues and mass market table games revenues in City of Dreams and Altira Macau, partially offset by the net revenue generated by Studio City and City of Dreams Manila, which started operations in October 2015 and December 2014, respectively.

Adjusted property EBITDA for the year ended December 31, 2015 was US$932.0 million, as compared with Adjusted property EBITDA of US$1,285.5 million in 2014. The year-over-year decline in Adjusted property EBITDA was primarily attributable to lower group-wide rolling chip revenues and mass market table games revenues.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for 2015 was US$105.7 million, or US$0.20 per ADS, compared with a net income attributable to Melco Crown Entertainment of US$608.3 million, or US$1.11 per ADS, for 2014.

The shareholders and potential investors of Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the fourth quarter and year ended December 31, 2015. The shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

Special Dividend Declaration

On February 18, 2016, our Board considered and approved the declaration and payment of a special dividend of US$0.2146 per share (equivalent to US$0.6438 per ADS) (the “Special Dividend”), highlighting our Company’s strong cash position and cash flow generating ability which has enabled us to return surplus capital to shareholders while still investing in our business.

The Special Dividend will be paid on or about Wednesday, March 16, 2016 to our shareholders whose names appear on the register of members of the Company at the close of business on Tuesday, March 1, 2016, being the record date for determination of entitlements to the Special Dividend.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its fourth quarter 2015 financial results on Thursday, February 18, 2016 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll/International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
UK Toll Free	080 8234 6646
Australia Toll	612 9083 3212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1651 0607

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll/International	1 646 254 3697
HK Toll Free	800 963 117
Philippines Toll Free	1 800 1612 0166

Conference ID	34876274

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation, gain on disposal of assets held for sale and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, gain on disposal of assets held for sale, corporate and others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)	“Adjusted net income (loss)” is net income (loss) before pre-opening costs, development costs, property charges and others, loss on extinguishment of debt and costs associated with debt modification. Adjusted net income (loss) attributable to Melco Crown Entertainment and adjusted net income (loss) attributable to Melco Crown Entertainment per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income (loss) attributable to Melco Crown Entertainment and adjusted net income (loss) attributable to Melco Crown Entertainment per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income (loss) attributable to Melco Crown Entertainment with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Senior Vice President, Corporate Communications and Public Relations

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
OPERATING REVENUES
Casino	$981,121	$1,084,741	$3,767,291	$4,654,184
Rooms	61,136	35,527	199,727	136,427
Food and beverage	37,635	23,331	126,848	84,895
Entertainment, retail and others	41,480	25,248	117,543	108,417

Gross revenues	1,121,372	1,168,847	4,211,409	4,983,923
Less: promotional allowances	(63,342)	(47,462)	(236,609)	(181,614)

Net revenues	1,058,030	1,121,385	3,974,800	4,802,309

OPERATING COSTS AND EXPENSES
Casino	(692,606)	(768,399)	(2,654,760)	(3,246,404)
Rooms	(8,078)	(3,379)	(23,419)	(12,669)
Food and beverage	(19,271)	(6,451)	(43,295)	(23,513)
Entertainment, retail and others	(25,978)	(15,264)	(77,506)	(62,073)
General and administrative	(110,141)	(86,913)	(383,874)	(311,696)
Payments to the Philippine Parties	(4,553)	(870)	(16,547)	(870)
Pre-opening costs	(52,501)	(36,787)	(168,172)	(93,970)
Development costs	(53)	(2,280)	(110)	(10,734)
Amortization of gaming subconcession	(14,309)	(14,309)	(57,237)	(57,237)
Amortization of land use rights	(5,703)	(16,118)	(54,056)	(64,471)
Depreciation and amortization	(109,941)	(62,308)	(359,341)	(246,686)
Property charges and others	(32,729)	(3,009)	(38,068)	(8,698)
Gain on disposal of assets held for sale	—	—	—	22,072

Total operating costs and expenses	(1,075,863)	(1,016,087)	(3,876,385)	(4,116,949)

OPERATING (LOSS) INCOME	(17,833)	105,298	98,415	685,360

NON-OPERATING INCOME (EXPENSES)
Interest income	3,129	6,275	13,900	20,025
Interest expenses, net of capitalized interest	(44,116)	(29,551)	(118,330)	(124,090)
Other finance costs	(14,000)	(11,833)	(45,839)	(47,031)
Foreign exchange gain (loss), net	1,381	(4,475)	(2,156)	(6,155)
Other income, net	735	548	2,317	2,313
Loss on extinguishment of debt	—	—	(481)	—
Costs associated with debt modification	(7,011)	—	(7,603)	—

Total non-operating expenses, net	(59,882)	(39,036)	(158,192)	(154,938)

(LOSS) INCOME BEFORE INCOME TAX	(77,715)	66,262	(59,777)	530,422
INCOME TAX (EXPENSE) CREDIT	(266)	336	(1,031)	(3,036)

NET (LOSS) INCOME	(77,981)	66,598	(60,808)	527,386
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	65,642	26,346	166,555	80,894

NET (LOSS) INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$(12,339)	$92,944	$105,747	$608,280

NET (LOSS) INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$(0.008)	$0.057	$0.065	$0.369

Diluted	$(0.008)	$0.056	$0.065	$0.366

NET (LOSS) INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$(0.023)	$0.170	$0.196	$1.108

Diluted	$(0.023)	$0.169	$0.195	$1.099

WEIGHTED AVERAGE SHARES USED IN NET (LOSS) INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,617,943,012	1,636,531,029	1,617,263,041	1,647,571,547

Diluted	1,617,943,012	1,648,055,645	1,627,108,770	1,660,503,130

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	December 31, 2015	December 31, 2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,611,026	$1,597,655
Bank deposits with original maturity over three months	724,736	110,616
Restricted cash	317,118	1,447,034
Accounts receivable, net	271,627	253,665
Amounts due from affiliated companies	1,175	1,079
Deferred tax assets	19	532
Income tax receivable	62	15
Inventories	33,074	23,111
Prepaid expenses and other current assets	61,324	69,254

Total current assets	3,020,161	3,502,961

PROPERTY AND EQUIPMENT, NET	5,760,229	4,696,391
GAMING SUBCONCESSION, NET	370,557	427,794
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	159,677	287,558
RESTRICTED CASH	—	369,549
DEFERRED TAX ASSETS	83	115
DEFERRED FINANCING COSTS, NET	179,808	174,872
LAND USE RIGHTS, NET	833,132	887,188

TOTAL ASSETS	$10,409,782	$10,432,563

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$15,588	$14,428
Accrued expenses and other current liabilities	1,056,850	1,005,720
Income tax payable	3,487	6,621
Capital lease obligations, due within one year	29,792	23,512
Current portion of long-term debt	106,505	262,750
Amounts due to affiliated companies	2,464	3,626

Total current liabilities	1,214,686	1,316,657

LONG-TERM DEBT	3,856,200	3,640,031
OTHER LONG-TERM LIABILITIES	80,962	93,441
DEFERRED TAX LIABILITIES	55,598	58,949
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	270,477	278,027
LAND USE RIGHTS PAYABLE	—	3,788

SHAREHOLDERS’ EQUITY
Ordinary shares	16,309	16,337
Treasury shares	(275)	(33,167)
Additional paid-in capital	3,072,026	3,092,943
Accumulated other comprehensive losses	(18,501)	(17,149)
Retained earnings	1,270,074	1,227,177

Total Melco Crown Entertainment Limited shareholders’ equity	4,339,633	4,286,141
Noncontrolling interests	592,226	755,529

Total equity	4,931,859	5,041,670

TOTAL LIABILITIES AND EQUITY	$10,409,782	$10,432,563

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net (Loss) Income Attributable to Melco Crown Entertainment Limited	$(12,339)	$92,944	$105,747	$608,280
Pre-opening Costs, Net	30,761	25,086	97,964	66,602
Development Costs, Net	53	2,280	110	10,734
Property Charges and Others, Net	24,004	2,992	28,937	7,605
Loss on Extinguishment of Debt, Net	—	—	481	—
Costs Associated with Debt Modification, Net	4,207	—	4,799	—

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$46,686	$123,302	$238,038	$693,221

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.029	$0.075	$0.147	$0.421

Diluted	$0.029	$0.075	$0.146	$0.417

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.087	$0.226	$0.442	$1.262

Diluted	$0.086	$0.224	$0.439	$1.252

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,617,943,012	1,636,531,029	1,617,263,041	1,647,571,547

Diluted	1,626,677,872	1,648,055,645	1,627,108,770	1,660,503,130

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended December 31, 2015
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$3,569	$3,361	$146,393	$(73,381)	$(47,534)	$(50,241)	$(17,833)
Payments to the Philippine Parties	—	—	—	—	4,553	—	4,553
Land Rent to Belle Corporation	—	—	—	—	842	—	842
Pre-opening Costs	—	—	7	52,036	458	—	52,501
Development Costs	—	—	—	—	—	53	53
Depreciation and Amortization	6,020	3,025	45,141	33,765	24,128	17,874	129,953
Share-based Compensation	29	23	447	90	1,816	2,798	5,203
Property Charges and Others	51	—	244	126	31,217	1,091	32,729

Adjusted EBITDA	9,669	6,409	192,232	12,636	15,480	(28,425)	208,001
Corporate and Others Expenses	—	—	—	—	—	28,425	28,425

Adjusted Property EBITDA	$9,669	$6,409	$192,232	$12,636	$15,480	$—	$236,426

	Three Months Ended December 31, 2014
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$7,538	$3,315	$203,073	$(18,240)	$(36,634)	$(53,754)	$105,298
Payments to the Philippine Parties	—	—	—	—	870	—	870
Land Rent to Belle Corporation	—	—	—	—	884	—	884
Pre-opening Costs	—	—	367	7,114	28,570	—	36,051
Development Costs	—	—	—	—	—	2,280	2,280
Depreciation and Amortization	6,646	3,215	51,274	10,893	4,396	16,311	92,735
Share-based Compensation	17	6	287	22	1,965	2,735	5,032
Property Charges and Others	—	(31)	2,984	—	56	—	3,009

Adjusted EBITDA	14,201	6,505	257,985	(211)	107	(32,428)	246,159
Corporate and Others Expenses	—	—	—	—	—	32,428	32,428

Adjusted Property EBITDA	$14,201	$6,505	$257,985	$(211)	$107	$—	$278,587

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net (Loss) Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended December 31,
	2015	2014
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$236,426	$278,587
Corporate and Others Expenses	(28,425)	(32,428)

Adjusted EBITDA	208,001	246,159
Payments to the Philippine Parties	(4,553)	(870)
Land Rent to Belle Corporation	(842)	(884)
Pre-opening Costs	(52,501)	(36,051)
Development Costs	(53)	(2,280)
Depreciation and Amortization	(129,953)	(92,735)
Share-based Compensation	(5,203)	(5,032)
Property Charges and Others	(32,729)	(3,009)
Interest and Other Non-Operating Expenses, Net	(59,882)	(39,036)
Income Tax (Expense) Credit	(266)	336

Net (Loss) Income	(77,981)	66,598
Net Loss Attributable to Noncontrolling Interests	65,642	26,346

Net (Loss) Income Attributable to Melco Crown Entertainment Limited	$(12,339)	$92,944

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Year Ended December 31, 2015
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$7,877	$17,835	$595,330	$(187,665)	$(126,360)	$(208,602)	$98,415
Payments to the Philippine Parties	—	—	—	—	16,547	—	16,547
Land Rent to Belle Corporation	—	—	—	—	3,476	—	3,476
Pre-opening Costs	—	—	395	131,321	28,365	8,091	168,172
Development Costs	—	—	—	—	—	110	110
Depreciation and Amortization	28,216	12,337	200,373	66,503	95,021	68,184	470,634
Share-based Compensation	117	87	1,861	293	7,100	11,369	20,827
Property Charges and Others	51	—	545	1,142	31,217	5,113	38,068

Adjusted EBITDA	36,261	30,259	798,504	11,594	55,366	(115,735)	816,249
Corporate and Others Expenses	—	—	—	—	—	115,735	115,735

Adjusted Property EBITDA	$36,261	$30,259	$798,504	$11,594	$55,366	$—	$931,984

	Year Ended December 31, 2014
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$57,459	$21,758	$942,528	$(60,675)	$(92,188)	$(183,522)	$685,360
Payments to the Philippine Parties	—	—	—	—	870	—	870
Land Rent to Belle Corporation	—	—	—	—	3,562	—	3,562
Pre-opening Costs	—	1,082	3,682	15,771	70,021	—	90,556
Development Costs	—	—	—	—	—	10,734	10,734
Depreciation and Amortization	27,242	12,178	214,492	43,558	6,367	64,557	368,394
Share-based Compensation	94	119	1,189	50	7,867	11,082	20,401
Property Charges and Others	—	1,200	3,741	—	3,507	250	8,698
Gain on Disposal of Assets Held For Sale	—	—	—	—	—	(22,072)	(22,072)

Adjusted EBITDA	84,795	36,337	1,165,632	(1,296)	6	(118,971)	1,166,503
Corporate and Others Expenses	—	—	—	—	—	118,971	118,971

Adjusted Property EBITDA	$84,795	$36,337	$1,165,632	$(1,296)	$6	$—	$1,285,474

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$931,984	$1,285,474
Corporate and Others Expenses	(115,735)	(118,971)

Adjusted EBITDA	816,249	1,166,503
Payments to the Philippine Parties	(16,547)	(870)
Land Rent to Belle Corporation	(3,476)	(3,562)
Pre-opening Costs	(168,172)	(90,556)
Development Costs	(110)	(10,734)
Depreciation and Amortization	(470,634)	(368,394)
Share-based Compensation	(20,827)	(20,401)
Property Charges and Others	(38,068)	(8,698)
Gain on Disposal of Assets Held For Sale	—	22,072
Interest and Other Non-Operating Expenses, Net	(158,192)	(154,938)
Income Tax Expense	(1,031)	(3,036)

Net (Loss) Income	(60,808)	527,386
Net Loss Attributable to Noncontrolling Interests	166,555	80,894

Net Income Attributable to Melco Crown Entertainment Limited	$105,747	$608,280

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
Room Statistics:
Altira Macau
Average daily rate (3)	$213	$235	$212	$232
Occupancy per available room	97%	99%	98%	99%
Revenue per available room (4)	$206	$233	$209	$229

City of Dreams
Average daily rate (3)	$205	$200	$201	$197
Occupancy per available room	97%	100%	99%	99%
Revenue per available room (4)	$200	$200	$198	$195

Studio City
Average daily rate (3)	$136	N/A	$136	N/A
Occupancy per available room	98%	N/A	98%	N/A
Revenue per available room (4)	$133	N/A	$133	N/A

City of Dreams Manila
Average daily rate (3)	$168	$207	$191	$207
Occupancy per available room	88%	63%	86%	63%
Revenue per available room (4)	$148	$130	$164	$130

Other Information:
Altira Macau
Average number of table games	131	122	126	131
Average number of gaming machines	55	N/A	56	N/A
Table games win per unit per day (5)	$15,374	$21,983	$17,079	$21,810
Gaming machines win per unit per day (6)	$89	N/A	$98	N/A

City of Dreams
Average number of table games	494	501	497	493
Average number of gaming machines	1,090	1,350	1,146	1,331
Table games win per unit per day (5)	$15,435	$21,487	$16,176	$23,955
Gaming machines win per unit per day (6)	$363	$427	$404	$464

Studio City
Average number of table games	196	N/A	196	N/A
Average number of gaming machines	1,165	N/A	1,165	N/A
Table games win per unit per day (5)	$6,326	N/A	$6,326	N/A
Gaming machines win per unit per day (6)	$168	N/A	$168	N/A

City of Dreams Manila
Average number of table games	276	174	263	174
Average number of gaming machines	1,660	1,505	1,709	1,505
Table games win per unit per day (5)	$2,268	$1,125	$2,033	$1,125
Gaming machines win per unit per day (6)	$170	$122	$170	$122

(3)	Average daily rate is calculated by dividing total room revenue including the retail value of promotional allowances by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenue including the retail value of promotional allowances by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points